

02006959

AB

Vf 3-6-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 28 2002 366

SEC FILE NUMBER
8-44214

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NN Century Capital Group Inc formerly Vine Street Partners, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One South Wacker Drive, 17th Floor
(No. and Street)

Chicago (City) Illinois (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas S. Karlson (312) 602-6716
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Peter Shannon and Company
(Name – *if individual, state last, first, middle name*)

2 Salt Creek Lane, Hinsdale, Illinois 60521
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/21/02

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Thomas S. Karlson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vine Street Partners, Inc., as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President
Title

OFFICIAL SEAL
TERESA A DUKE
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES: 10/19/05

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VINESTREET


COPY

One South Wacker Drive
17th Floor
Chicago, Illinois 60606
Telephone: 312.602.6700
Facsimile: 312.602.6710
www.vinest.com

January 27, 2001


RECEIVED
FEB 28 2002
368

Mr. Kenneth L. Todd
Examiner
NASD Regulation, Inc.
District 8
55 West Monroe Street, Suite 2700
Chicago, IL 60603-5001

Dear Mr. Todd:

This letter includes an explanation of differences between the December 31, 2001 year-end filings VineStreet Partners is submitting to the NASD and the December 31, 2001 Focus Report.

On May 31, 2001, we submitted supplemental information to Elizabeth Page regarding our 2000 year-end filing explaining the differences between the Focus and Audit reports resulting from a $3,100 reversal of an accrual relating to telephone expense. I have attached a copy of that letter for your review. The January-February, 2001 timing of this adjustment resulted in the 2000 Focus statement being $3,100 lower than the audit numbers. The same timing factor also impacts the 2001 numbers as the audit adjustment was made in 2000 and the internal adjustment was a 2001 entry. In addition, there is a $12,578 difference in the Total Assets resulting from Other Taxes Payable being treated as an Intercompany Receivable. We have included in this package a Focus/Audit Reconciliation for December 31, 2001 showing these differences for your review.

Please call Terry Duke (312-602-6701) or me (312-602-6716) with any comments or questions.

Sincerely,

Thomas S. Karlson
Vice President

FOCUS/Audit Reconciliation

Balance Sheet Reconciliation (12/31/01)	Focus	Audit	Difference	Explanation
Cash	$ 1,111,509	$ 1,111,509	$ -	
Net Property & Equipment	161,778	161,778	0	
Other Assets:				
Accounts Receivable	7,000	7,000	0	
Client Disbursements	22,797	22,797	0	
Intercompany Receivable	115,148	102,570	(12,578)	$12,578 Other Taxes Payable treated as Intercompany Receivable
NASD Warrants	3,300	3,300	0	
Prepaid Insurance	36,017	36,017	0	
Security Deposit	10,306	10,306	0	
Total Other Assets	194,568	181,990		
Total Assets	$ 1,467,855	$ 1,455,277	$ (12,578)	$12,578 Other Taxes Payable treated as Intercompany Receivable
Accounts Payable	$ 16,589	$ 16,589	$ -	
Accrued Expenses	110,666	110,666	-	
CBIZ - Mgmt (insurance)	-	0	-	
CBIZ Mgmt - Fed Taxes	-	0	-	
CBIZ Mgmt - State Taxes	-	0	-	
Total A/P accrued liab., expenses and other	$ 127,255	$ 127,255	$ -	
Capital Stock	747,470	446,000	(301,470)	
Additional Paid-in Capital	-	-	-	
Retained Earnings	580,551	882,022	301,471	
Total Equity	1,328,021	1,328,022	1	Rounding
Total Liabilities & Stockholder's Equity	$ 1,455,276	$ 1,455,277	(1)	Rounding

Income Statement Reconciliation (12/31/01)	Focus	Audit	Difference	Explanation
Advisory Assignments/Other Revenue	$ 1,237,695	$ 1,237,695	$ -	
Salaries and Other Employment Costs for general partners & voting stockholder officers	-	-	-	
Other Employee Compensation and Benefits	1,031,569	1,031,569	-	
Regulatory Fees & Expenses	9,469	9,469	-	
Other Expenses	527,096	530,196	3,100	Reversal of accrued telephone expense
Total Expenses	$ 1,568,134	$ 1,571,234	3,100	See Above
Income Before Taxes	$ (330,439)	$ (333,539)	(3,100)	See Above
Provision for Federal Income Taxes	132,176	132,176	-	
Net Income	$ (198,263)	$ (201,363)	(3,100)	See Above

FOCUS/Audit Reconciliation

Net Capital Reconciliation (12/31/01)	*Focus*	*Audit*	*Difference*	*Explanation*
Owner's Equity	$ 1,328,021.00	$ 1,328,022.00	$ (1.00)	Rounding
Non-allowable Assets:				
Cash not eligible for inclusion	-	-		
Net Furniture and Fixtures	(161,778.00)	(161,778.00)		
Accounts Receivable	(7,000.00)	(7,000.00)		
Client Disbursements	(22,797.00)	(22,797.00)		
Security Deposit	(10,306.00)	(10,306.00)		
Prepaid Insurance	(36,017.00)	(36,017.00)		
NASD Warrants	(3,300.00)	(3,300.00)		
Intercompany Receivables	(115,148.00)	(102,570.00)		
2% Money Market Fund Deduction	(22,230.00)	-		
NET CAPITAL	$ 949,445.00	$ 984,254.00		

VINESTREET

1420 Kensington Road
Suite 102
Oak Brook, Illinois 60523
Telephone: 630.575.6000
Facsimile: 630.368.9300
www.vinest.com

May 31, 2001

Ms. Elizabeth A. Page
Supervisor of Examiners
NASD Regulation Inc., District 8
55 West Monroe Street, Suite 2700
Chicago, Illinois 60603-5001

Dear Ms. Page:

This letter is in response to your letter dated, May 21, 2001, which noted certain deficiencies with the December 31, 2000 year-end filings Vine Street Partners submitted to the NASD.

In an effort to address these issues, I have attached the following:

1. Supplemental information to that which was already included on the differences between the Focus and Audit reports. As was noted in the first package reconciliation, the difference in Net Capital relates solely to the reversal of an accrual relating to telephone expenses. This reversal caused an increase in Stockholder's Equity of approximately $3,100, which impacted the audited net capital by a like amount.

2. A letter from our accountant, which addresses SEC Rule 17a-5(j). Unfortunately, this letter was inadvertently omitted from the package.

I am sorry for the confusion on these matters. Please call if you have questions or need further information.

Sincerely,

Thomas S. Karlson
Vice President

Enclosure

FOCUS/Audit Reconciliation

Balance Sheet Reconciliation (12/31/00)	Focus	Audit	Difference	Explanation
Cash	$ 1,870,313	$ 1,961,416	$ 91,103	$91,103 is the balance in our non-control account which is considered a non-allowable asset
Net Property & Equipment	204,533	204,533	0	
Other Assets:				
Accounts Receivable	30,000	30,000	0	
Client Disbursements	51,471	51,471	0	
Intercompany Receivable	-	-	0	
NASD Warrants	3,300	3,300	0	
Prepaid Insurance	9,634	9,634	0	
Security Deposit	12,926	12,926	0	
Cash balance in non-control account	91,103	-	(91,103)	See Above
Total Other Assets	198,434			
Total Assets	$ 2,273,280	$ 2,273,280	$ -	
Accounts Payable	$ 63,404	$ 60,305	$ (3,099)	Reversal of accrued which resulted in A/P overstatement
Accrued Expenses	65,000	65,000	-	
CBIZ - Mgmt (insurance)	618,590	618590	-	
CBIZ Mgmt - Fed Taxes	-	0	-	
CBIZ Mgmt - State Taxes	-	0	-	
Total A/P accrued liab., expenses and other	$ 746,994	$ 743,895	$ (3,099)	See Above
Capital Stock	747,470	446,000	(301,470)	Adjustment tied to revised allocation
Additional Paid-in Capital	-	-	-	
Retained Earnings	778,814	1,083,385	304,571	
Total Equity	1,526,284	1,529,385	3,101	See Above
Total Liabilities & Stockholder's Equity	$ 2,273,278	$ 2,273,280	(2)	Rounding

Income Statement Reconciliation (12/31/00)	Focus	Audit	Difference	Explanation
Advisory Assignments/Other Revenue	$ 4,208,025	$ 4,207,979	$ (46)	Revenue classified as misc expenses
Salaries and Other Employment Costs for general partners & voting stockholder officers	-	-	-	
Other Employee Compensation and Benefits	1,710,146	1,712,855	2,709	Reclassified expenses
Regulatory Fees & Expenses	8,188	4,222	(3,966)	Misallocation to BD Expense - new chart of accounts
Other Expenses	1,023,384	1,013,993	(9,391)	Accrued expenses cutoff adjustment
Total Expenses	$ 2,741,718	$ 2,731,070	(10,648)	See Above
Income Before Taxes	$ 1,466,307	$ 1,476,909	10,602	
Provision for Federal Income Taxes	586,523	586,524	1	Rounding
Net Income	$ 879,785	$ 890,385	10,600	See Above

FOCUS/Audit Reconciliation

Net Capital Reconciliation (12/31/00)	*Focus*	*Audit*	*Difference*	*Explanation*
Owner's Equity	*$ 1,526,284.00*	*$ 1,529,385.00*	*$ (3,101.00)*	*See Above - reversal of overaccrued expense.*
Non-allowable Assets:				
Cash not eligible for inclusion	*(91,103.00)*	*(91,103.00)*		
Net Furniture and Fixtures	*(204,533.00)*	*(204,533.00)*		
Accounts Receivable	*(30,000.00)*	*(30,000.00)*		
Client Disbursements	*(51,471.00)*	*(51,471.00)*		
Security Deposit	*(12,926.00)*	*(12,926.00)*		
Prepaid Insurance	*(9,634.00)*	*(9,634.00)*		
NASD Warrants	*(3,300.00)*	*(3,300.00)*		
Intercompany Receivables				
NET CAPITAL	*$ 1,123,317.00*	*$ 1,126,418.00*		

2 SALT CREEK LANE
SUITE 110
HINSDALE, ILLINOIS 60521-2979

TELEPHONE: (630) 325-7500
FACSIMILE: (630) 325-7513
EMAIL: CPA@PETERSHANNONCO.COM

PETER SHANNON & CO.

CERTIFIED PUBLIC ACCOUNTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC
ACCOUNTANTS

ILLINOIS SOCIETY OF
CERTIFIED PUBLIC
ACCOUNTANTS

February 5, 2001

Mr. Thomas S. Karlson
Vine Street Partners, Inc.
1420 Kensington Road – Suite 102
Oak Brook, Illinois 60523

Dear Mr. Karlson:

Our firm has completed the audit of Vine Street Partners for 2000. In addition, we have reviewed the following items.

1. **Internal Control**

   As part of our audit, we gained an understanding of the Company's internal control structure and evaluated the system's ability to detect and correct material errors. No material inadequacies were found.

2. **15c3-3 Exemption**

   During the year for which the audit report was issued, the Company did not place any securities or hold any securities for the benefit of customers. Therefore, you may claim exemption from SEC Rule 15c3-3 under the rule allowing a special account for the exclusive benefit of customers to be maintained.

3. **Net Capital**

   Your net capital as of December 31, 2000 was $1,126,418.

If you have any questions, call me at the number above.

Very truly yours,

PETER SHANNON & CO.

Steven S. Grant

Steven S. Grant

SSG:mas

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5

To the Partner of
Vector Partners, L.P.

In planning and performing our audit of the financial statements and supplemental schedules of Vector Partners, L.P. ("Vector") for the year ended December 31, 2001, we considered its internal controls, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by Vector, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because Vector does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Vector in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and

2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The General Partner of Vector is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which Vector has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with the General Partner's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal controls would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal controls does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal controls that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Vector's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Partner, the SEC, the National Association of Securities Dealers, Inc., the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 23, 2002